Kenyatta Computer Services LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	36,820.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-10,932.67
Uncategorized Asset	-1,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-11,932.67**
Net cash provided by operating activities	**$24,887.54**
INVESTING ACTIVITIES	
Petrofunders Investment	-30,000.28
Net cash provided by investing activities	**$ -30,000.28**
FINANCING ACTIVITIES	
Owner's Investment	20,000.00
Owner's Pay & Personal Expenses	-3,627.38
Net cash provided by financing activities	**$16,372.62**
NET CASH INCREASE FOR PERIOD	**$11,259.88**
Cash at beginning of period	-3,898.32
CASH AT END OF PERIOD	**$7,361.56**